UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 000-08185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Chemical Financial Corporation 401(k) Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Chemical Financial Corporation, 235 E. Main Street, Midland, Michigan 48640.

Chemical Financial Corporation
401(k) Savings Plan

Audited Financial Statements
and
Supplemental Schedule

December 31, 2016 and 2015,
and
Year ended December 31, 2016

Report of Independent Registered Public Accounting Firm

The Compensation and Pension Committee
Chemical Financial Corporation
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Chemical Financial Corporation 401(k) Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Andrews Hooper Pavlik PLC

Saginaw, Michigan
June 27, 2017

Chemical Financial Corporation
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value:
Chemical Financial Corporation common stock	$14,267,132	$9,309,240
Mutual funds	120,937,238	88,196,482
Cash and cash equivalents	6,883,666	4,118,090
Total investments, at fair value	142,088,036	101,623,812

Notes receivable from participants	3,335,467	2,216,392
Participant contribution receivable	294,811	188,355
Employer contribution receivable	266,818	181,223
Net assets available for benefits	$145,985,132	$104,209,782

See accompanying notes to financial statements.

Chemical Financial Corporation
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2016

Additions
Contributions:
Participants	$7,516,308
Employer	6,426,473
Participant rollovers	25,254,571
Total contributions	39,197,352
Investment income:
Chemical Financial Corporation dividends	296,602
Mutual fund dividends	1,861,025
Interest income	10,393
Total investment income	2,168,020
Interest on notes receivable from participants	93,214
Total additions	41,458,586
Deductions
Benefits paid directly to participants	(10,680,315)
Administrative fees	(8,880)
Total deductions	(10,689,195)
Net appreciation in fair value of investments	11,005,959
Net increase	41,775,350
Net assets available for benefits at beginning of year	104,209,782
Net assets available for benefits at end of year	$145,985,132

See accompanying notes to financial statements.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements
December 31, 2016

1.  Description of the Plan
The following description of the Chemical Financial Corporation (Corporation) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, Plan participants may contribute up to 85% of pretax annual compensation not to exceed the Internal Revenue Code of 1986 (Code) limitation, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.
The Corporation contributes matching contributions equal to 50% of the participant’s contributions ("matching contributions"). In determining the Corporation’s matching contributions, participant contributions up to 4% of a participant’s eligible compensation are matched. The Corporation also contributes 4% of certain employees’ eligible compensation ("non-elective contributions"). The employees eligible for this additional contribution are those affected by a partial freeze of the Corporation’s defined benefit pension plan, which was effective June 30, 2006, and any new employees hired after that date.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Corporation’s contributions and (b) Plan earnings. Participants direct the investment of their accounts among the investment funds offered by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future contributions of the Corporation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their contributions and actual earnings thereon. The Corporation’s matching contributions vest in accordance with the following schedule:

Years of Service	Percentage
Less than three	0%
Three or more	100%

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

In accordance with the Pension Protection Act, the Corporation’s 4% non-elective contributions are subject to the following six-year graded vesting schedule.

Years of Service	Percentage
One or less	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%
Notes Receivable from Participants
Participants may borrow from their participant accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing market interest rates as determined monthly by the plan administrator. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are valued at their unpaid principal balance plus accrued but unpaid interest.
Payment of Benefits
On termination of service or upon death, disability or retirement, a participant may request a benefit payment. Benefit payments are distributed in a lump-sum amount equal to the vested value of the participant’s account. Payment of benefits may not be deferred by participants beyond their attainment of age 70-1/2, unless they are an active employee.
2.  Summary of Accounting Policies
Investment Valuation
The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at quoted market prices which represent the net asset value of shares held by the Plan at year-end.
Chemical Financial Corporation common stock had a market value of $54.17 per share at December 31, 2016 and $34.27 per share at December 31, 2015.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Plan Termination
Although it has not expressed the intention to do so, the Corporation reserves the right to terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. In the event of Plan termination, all participants will be 100% vested in their accounts. The value of the participant accounts will be determined as of the effective date of the termination and distributed as provided by the Plan.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

Administration
Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts. Expenses of administering the Plan are paid directly by the Corporation outside of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I is not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, and was adopted in 2016. Part II has been applied retrospectively. Other than the elimination of the above mentioned information in the disclosures to the financial statements, the adoption of this guidance did not have a material effect on the Plan’s financial statements.
3.  Investments
During the year ended December 31, 2016, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Chemical Financial Corporation common stock	$5,617,696
Mutual funds	5,388,263
$11,005,959
The Plan invests in various investment securities as directed by Plan participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with investment securities, changes in the values of investment securities could occur and those changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

4.  Fair Value Measurements
U.S. GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability;
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.Following is a description of the valuation methodologies used for Plan assets measured at fair value.
Chemical Financial Corporation common stock: Valued at the closing price reported on the Nasdaq stock market.
Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value at December 31, 2016 and 2015:

	Level 1	Level 2	Level 3	Total
December 31, 2016
Chemical Financial Corporation common stock	$14,267,132	$—	$—	$14,267,132
Mutual funds	120,937,238	—	—	120,937,238
Total	$135,204,370	$—	$—	$135,204,370
December 31, 2015
Chemical Financial Corporation common stock	$9,309,240	$—	$—	$9,309,240
Mutual funds	88,196,482	—	—	88,196,482
Total	$97,505,722	$—	$—	$97,505,722

5.  Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service, dated March 31, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Party-in-Interest
The Plan held the following assets with parties-in-interest at December 31:

Party-in-Interest	Description of Asset	2016	2015
Chemical Financial Corporation	Common stock	$14,267,132	$9,309,240
Chemical Bank	Cash and cash equivalents	6,883,666	4,118,090

Chemical Financial Corporation
401(k) Savings Plan
EIN: 38-2022454 –– Plan Number 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock:
*	Chemical Financial Corporation	Common Stock, $1.00 par value per share	**	$14,267,132

	Mutual Funds:
	Federated Investors	U.S. Government Securities Fund	**	2,853,279
		Total Return Government Bond Fund	**	1,465,601
		Institutional High Yield Bond Fund	**	959,847
	Fidelity Investments	Fidelity Puritan Fund	**	4,612,311
		Fidelity Small Cap Discovery	**	3,606,878
	Vanguard Investments	Vanguard Target Income Fund	**	1,220,077
		Vanguard Target 2015 Fund	**	1,181,261
		Vanguard Target 2020 Fund	**	7,422,342
		Vanguard Target 2025 Fund	**	6,595,216
		Vanguard Target 2030 Fund	**	10,086,774
		Vanguard Target 2035 Fund	**	4,560,269
		Vanguard Target 2040 Fund	**	7,066,986
		Vanguard Target 2045 Fund	**	2,541,743
		Vanguard Target 2050 Fund	**	4,756,466
		Vanguard Target 2055 Fund	**	2,288,657
		Vanguard Target 2060 Fund	**	185,516
		Vanguard Institutional Index Fund	**	13,425,636
		Vanguard Inflation Protected Securities Fund	**	1,402,010
		Vanguard S/T Investment Grade Fund	**	1,091,097
		Vanguard Mid-Cap Value Index Fund	**	1,506,651
		Vanguard Developed Markets Index Fund	**	2,445,786
	Other Mutual Funds	Baird Core Plus Bond Fund	**	4,569,747
		Columbia Dividend Income Y Fund	**	6,231,056
		Lazard Emerging Markets Fund	**	1,790,901
		Oppenheimer Int'l Growth Fund	**	4,012,749
		Principal Mid Cap Fund	**	12,422,676
		Principal Real Estate Securities CL I Fund	**	1,812,134
		T Rowe Price Growth Fund	**	8,505,669
		Tweedy Browne Global Value Fund	**	317,903
	Total Mutual Funds			120,937,238

	Cash and cash equivalents:
*	Chemical Bank	ChemSweep-Money Market	**	4,471,255
*	Chemical Bank	ChemSecure-Money Market	**	2,412,411
	Total cash and cash equivalents			6,883,666
	Total investments, at fair value			$142,088,036

*	Participant loans	Interest rate range: 3.16% to 5.82%; with various maturity dates	—	$3,335,467
*Party-in-interest
**Historical cost information is not required for participant directed investments.

Chemical Financial Corporation
401(k) Savings Plan

Exhibits:

23.1    Consent of Andrews Hooper Pavlik PLC dated June 27, 2017.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 27, 2017	CHEMICAL FINANCIAL CORPORATION 401(K) SAVINGS PLAN

		By:	/s/ Lori A. Gwizdala
Lori A. Gwizdala
Executive Vice President, Chemical Financial Corporation, and Administrator of the Chemical Financial Corporation 401(k) Savings Plan

EXHIBIT INDEX

Exhibit	Document
23.1    Consent of Andrews Hooper Pavlik PLC dated June 27, 2017.